

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Paul A. Schmidt
Chief Financial Officer
GOLD FIELDS LTD
150 Helen Road
Sandown, Sandton, 2196
South Africa

Re: GOLD FIELDS LTD
FORM 20-F
Filed March 29, 2019
File No. 001-31318

Dear Mr. Schmidt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining